Stream Communications Network & Media Inc.
(formerly Stream Communications Network, Inc.)

Consolidated Financial Statements

(unaudited)

For the six months ended June 30, 2005

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended June 30, 2005

Stream Communications Network & Media Inc.
Consolidated Balance Sheets
(unaudited)
(in Canadian dollars)

	June 30, 2005	December 31, 2004
ASSETS		
Current Assets		
Cash and cash equivalents	$ 168,820	$ 640,308
Accounts receivable - net (note 2)	321,712	267,020
Inventory	14,312	6,781
Prepaid expenses and advances	61,837	56,552
	566,681	970,661
Property, plant and equipment (note 3)	10,049,162	10,243,982
Intangibles - (note 4)	2,286,773	2,916,444
	$ 12,902,616	$ 14,131,087
LIABILITIES		
Current Liabilities		
Trade accounts payable and accrued liabilities	$ 1,633,416	$ 2,062,001
Accounts payable pertaining to financing costs	687,308	1,002,709
Loan payable (note 5)	650,000	650,000
Current portion of long-term debt (note 6)	130,874	101,530
	3,101,598	3,816,240
Long-term Liabilities		
Due to related party (note 7)	4,425,388	4,236,302
Long-term debt (note 6)	744,671	814,707
	8,271,657	8,867,249
Non-controlling interest	718,946	710,445
	8,990,603	9,577,694
SHAREHOLDERS' EQUITY		
Capital stock		
Authorized		
150,000,000 common shares of no par value		
Issued and fully paid (note 8)	37,603,585	36,005,421
Contributed surplus	3,723,260	2,167,551
Warrants (note 8e)	2,025,447	2,025,447
Private placement subscriptions (note 8c)	1,313,078	-
Cumulative translation account	(38,495)	944,701
Deficit	(40,714,862)	(36,589,727)
	3,912,013	4,553,393
	$ 12,902,616	$ 14,131,087

"Iwona Kozak"
President

"Casey Forward"
Chief Financial Officer

Stream Communications Network & Media Inc.
Consolidated Statements of Operations and Deficit
For the six months ended June 30
(unaudited)
(in Canadian dollars)

	For the three months ended June 30, 2005	For the three months ended June 30, 2004	For the six months ended June 30, 2005	For the six months ended June 30, 2004
Revenues	$ 1,445,359	$ 1,078,645	$ 2,883,031	$ 1,940,455
Expenses				
Administration and services	408,547	430,725	717,009	588,171
Investor relations	660,594	19,165	1,300,535	20,116
Occupancy costs	127,791	83,418	250,413	153,340
Professional fees	23,791	8,296	107,850	99,361
Programming	256,704	198,146	509,384	371,581
Sales and marketing	9,405	3,607	71,304	41,357
Stock-based compensation (note 8d)	207,982	2,304,052	1,555,709	2,304,052
Travel and automotive	71,471	51,010	129,118	97,775
Wages for ongoing operations	505,558	245,885	995,247	595,225
	2,271,843	3,344,304	5,636,569	4,270,978
Loss before undernoted items	(826,484)	(2,265,659)	(2,753,538)	(2,330,523)
Amortization of property, plant and equipment	239,517	180,705	465,188	335,492
Amortization of intangibles	233,913	56,104	480,420	110,903
	473,430	236,809	945,608	446,395
Loss before other items	(1,299,914)	(2,502,468)	(3,699,146)	(2,776,918)
Other items				
Financing expenses	203,975	194,863	365,761	208,631
Foreign exchange loss	15,277	-	50,034	-
Interest income	(5,644)	(20,775)	(10,370)	(27,782)
	213,608	174,088	405,425	180,849
Loss before non-controlling interest	(1,513,522)	(2,676,556)	(4,104,571)	(2,957,767)
Non-controlling interest	(3,680)	(16,450)	(20,564)	(18,715)
Net loss for the period	(1,517,202)	(2,693,006)	(4,125,135)	(2,976,482)
Deficit, beginning of period	(39,197,660)	(30,308,488)	(36,589,727)	(30,025,012)
Deficit, end of period	$ (40,714,862)	$ (33,001,494)	$ (40,714,862)	$ (33,001,494)
Loss per share, basic and diluted				
Loss per share	$ (0.04)	$ (0.09)	$ (0.11)	$ (0.10)
Weighted average number of shares				
Basic and diluted	38,268,002	29,738,582	38,268,002	29,738,582

Stream Communications Network & Media Inc.
Consolidated Statements of Cash Flows
For the six months ended June 30
(unaudited)
(in Canadian dollars)

	For the three months ended June 30, 2005	For the three months ended June 30, 2004	For the six months ended June 30, 2005	For the six months ended June 30, 2004
Operating Activities				
Net loss for the period	$ (1,517,202)	$ (2,693,006)	$ (4,125,135)	$ (2,976,482)
Items not involving cash				
Amortization	473,430	236,809	945,608	446,395
Stock-based compensation	207,982	2,304,052	1,555,709	2,304,052
Issuance of shares for debt	1,067,881	487,557	1,487,754	487,557
Non-controlling interest	54,029	16,450	70,226	18,715
Change in non-cash working capital	286,120	351,862	(65,838)	280,237
Accounts receivable	105,047	(24,333)	(76,710)	(62,827)
Inventory	8,146	(4,593)	(8,120)	(5,323)
Prepaid expenses and advances	2,422	(94,819)	(12,478)	(94,206)
Accounts payable and accrued liabilities	(520,121)	(2,149,089)	(620,859)	(2,369,106)
Net cash used by operating activities	(118,386)	(1,920,972)	(784,005)	(2,251,225)
Financing Activities				
Loans from related parties	-	2,026,792	-	3,177,392
Issuance of shares for cash	110,410	-	110,410	-
Share subscriptions pursuant to private placement	484,775	-	1,313,078	-
Long-term debt	69,256	(22,214)	38,912	(35,871)
Net cash provided by financing activities	664,441	2,004,578	1,462,400	3,141,521
Investing Activities				
Purchase of property, plant and equipment	(622,817)	(294,294)	(1,263,432)	(953,285)
Net cash used in investing activities	(622,817)	(294,294)	(1,263,432)	(953,285)
Foreign exchange effect on cash	60,602	72,838	113,549	164,152
Change in cash and cash equivalents	(16,160)	(137,850)	(471,488)	101,163
Cash and cash equivalents at beginning of period	184,980	446,371	640,308	207,358
Cash and cash equivalents at end of period	$ 168,820	$ 308,521	$ 168,820	$ 308,521

Stream Communications Network & Media Inc.
Notes to Consolidated Financial statements
(unaudited)
June 30, 2005
(in Canadian dollars)

1. NATURE OF OPERATIONS & SIGNIFICANT ACCOUNTING POLICIES

Stream Communications Network & Media Inc. ("Stream" or the "Company") mainly provides cable television services. Its business lines also include high-speed internet access. All of its operations are located in Poland. The company was incorporated on March 28, 1979 by registration of its Memorandum and Articles under the Company Act of British Columbia, Canada. On August 17, 2004 the Company changed its name from Stream Communications Network, Inc. to Stream Communications Network & Media Inc.

These interim consolidated financial statements should be read in conjunction with the audited December 31, 2004 annual financial statements.

These interim financial statements follow the same accounting policies and methods of their application as in the December 31, 2004 annual financial statements. These interim consolidated financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements in that they do not include all note disclosures.

These consolidated financial statements include the accounts of the Company and the following subsidiaries. All intercompany transactions and balances have been eliminated.

	Country of Incorporation	Percentage ownership June 30, 2005	Percentage ownership December 31, 2004
Stream Communications Sp. z o.o. ("Stream")	Poland	100.0%	100.0%
Gimsat Sp. z o.o. ("Gimsat")	Poland	100.0%	100.0%
IEWS S.A.	Poland	100.0%	100.0%
Streamline Media Sp. z.o.o. ("Streamline")	Poland	100.0%	100.0%
Bielsat.com Sp. z o.o. ("Bielsat")	Poland	51.0%	51.0%
ASK Stream Sp. z o.o.	Poland	60.0%	60.0%
Vega Sp. z o.o.	Poland	99.0%	98.0%

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and expenses for the periods reported. Actual results could differ from those estimates.

The exchange rate of the Polish zloty to the Canadian dollar at December 31, 2004 was 2.4898 as compared to 2.7267 at June 30, 2005. The Company follows the current rate method translating balance sheet items at the current rate. Accordingly balances at December 31, 2004 in Polish zloty are reduced by 9% in terms of Canadian dollars at June 30, 2005.

2. ACCOUNTS RECEIVABLE

	June 30, 2005	December 31, 2004
Accounts receivable	$ 501,589	$ 464,012
Allowance for doubtful accounts	(179,877)	(196,992)
Accounts receivable - net	$ 321,712	$ 267,020

3. PROPERTY, PLANT AND EQUIPMENT

June 30, 2005	Cost	Accumulated amortization	Net book value
Automobiles	$ 416,333	$ 146,277	$ 270,056
Buildings, offices	287,980	100,119	187,861
Cable television network equipment	13,268,407	3,761,576	9,506,831
Furniture and fixtures	433,682	411,033	22,649
Computer software	76,397	72,548	3,849
Plant construction-in-progress	57,916	-	57,916
	$ 14,540,715	$ 4,491,553	$ 10,049,162

December 31, 2004			
Automobiles	$ 444,227	$ 188,622	$ 255,605
Buildings, offices	298,630	96,835	201,795
Cable television network equipment	13,454,046	3,711,930	9,742,116
Furniture and fixtures	412,360	377,992	34,368
Computer software	82,288	74,116	8,172
Plant construction-in-progress	1,926	-	1,926
	$ 14,693,477	$ 4,449,495	$ 10,243,982

Stream Communications Network & Media Inc.
Notes to Consolidated Financial statements
(unaudited)
June 30, 2005
(in Canadian dollars)

4. INTANGIBLE ASSETS

June 30, 2005		Cost		Accumulated amortization		Impairment		Net book value
Subscriber base		6,099,271		1,876,875		1,935,623		2,286,773
	$	6,099,271	$	1,876,875	$	1,935,623	$	2,286,773

December 31, 2004		Cost		Accumulated amortization		Impairment		Net book value
Subscriber base		6,585,678		1,549,440		2,119,794		2,916,444
	$	6,585,678	$	1,549,440	$	2,119,794	$	2,916,444

5. LOAN PAYABLE

Loan from Quest Capital Corp. in the amount of $650,000 repayable on or before August 31, 2005. Originally this loan was due on June 30, 2005, interest bearing at 12% per annum, compounded monthly, payable monthly on the last day of each month. An extension was granted to retire this loan on or before August 31, 2005 with the interest increased to 18% for the months of July and August of 2005. In consideration of the loan, the Company granted a security interest in favour of the lender over all of the Company's present and after-acquired personal property preceded by bank loans and due to related party amount. The lender received a non-refundable bonus payment of 275,000 free-trading common shares of the Company. The loan was jointly and personally guaranteed by two directors/officers and one former director ("Guarantors") of the Company. In addition, one of the Guarantors pledged and granted the lender 3,000,000 shares in the capital of the Company. The Company has issued replacement shares to that Guarantor. When the loan is repaid 3,000,000 shares will be returned to treasury.

6. LONG-TERM DEBT

		June 30, 2005		December 31, 2004
Loan balances, current portion	$	130,874	$	101,530
Loan balances, long term portion		744,671		814,707
Total	$	875,545	$	916,237

Bank loans are secured by the fixed assets of the Company repayable monthly at a rate of $5,376 per month. Interest is charged WIBOR plus 5% approximately 9.85% per annum.

7. DUE TO RELATED PARTY

The amount due to related party, a former director, bears interest at 5%, compounded annually. The lender agreed in writing that the loan will not be repaid before June 30, 2006. The total amount due (including accrued interest) is $3,601,683 USD (equivalent to $4,425,388 CAD) of which $2,000,000 USD was secured by various cable TV networks, with the remaining debt being unsecured. The Company accrued $198,962 interest in USD (equivalent to $244,465 CAD) up to June 30, 2005.

8. CAPITAL STOCK

(a) Authorized

150,000,000 common shares of no par value

(b) Issued

	Number of Shares		Price		Share Capital
Balance - December 31, 2002	29,003,149		-	$	31,229,685
Warrants exercised	702,526	$	1.80		1,264,542
Fair value of warrants expired	-		-		228,323
Fair value of warrants exercised	-		-		486,905
Balance - December 31, 2003	29,705,675				33,209,455
Shares issued for business development	500,000		0.98		487,557
Shares issued for loan security	3,000,000		-		-
Financial expenses	1,275,000		0.49		629,809
Issued for services	78,125		0.78		60,855
Issued for services	275,000		0.49		135,841
TV programming and content development	3,000,000		0.49		1,481,904
Balance - December 31, 2004	37,833,800				36,005,421

Stream Communications Network & Media Inc.
Notes to Consolidated Financial statements
(unaudited)
June 30, 2005
(in Canadian dollars)

8.   CAPITAL STOCK (continued)

Settlement of debts	2,067,258	0.63	1,299,804
Private placement	107,500	0.73	78,690
Acquisition of cable TV network	260,000	0.72	187,950
Stock options	40,000	0.79	31,720
Balance - June 30, 2005	40,308,558		$ 37,603,585

(c) Private placement

The Company has received subscriptions to a private placement. Originally the private placement was proposed at a price of $0.75 USD per unit comprised of one common share and a non-transferable share purchase warrant, with two warrants entitling the holder to purchase an additional common share of the Company at a purchase price of $1.00 USD per common share for a period of two years. The placement has been repriced at $0.60 USD per unit with the warrant shares at $0.80 USD per share, but is still subject to a repricing clause to be settled no later than August 31, 2005. See subsequent events note 11.

(d) Options

In the Annual General Meeting held on June 29, 2005, the shareholders approved the amendment to the stock option plan whereby the directors are authorized to issue stock options from time to time to employees, officers, consultants and directors of the Company up to 7,992,212 common shares of the Company at the time of such issue, at a minimum price allowed under the applicable securities laws.

Common share purchase options are issued to directors, officers, employees and non-employees of the company with exercise prices which approximate market values at the time the option is granted.

Summary of directors' and employees' stock options, warrants and convertible securities outstanding:

	Shares		Weighted average exercise price $
Balance of options at December 31, 2003	4,370,000	$	1.88
Cancelled	(4,370,000)		
Granted	2,490,000	$	0.60 USD
Balance of options at December 31, 2004	2,490,000		
Granted	1,770,000	$	0.60 USD
Granted	100,000	$	0.65 USD
Exercised	(40,000)	$	0.65 USD
Cancelled	(300,000)		
Balance of options at June 30, 2005	4,020,000	$	0.60 USD

The following table summarizes information about fixed stock options outstanding at June 30, 2005:

	Options Outstanding			Options Exercisable	
Range of exercise prices (USD$)	Number outstanding at June 30, 2005	Weighted average remaining contractual life (years)	Weighted average exercise price (USD$)	Number exercisable at June 30, 2005	Weighted average exercise price (USD$)
$ 0.60	4,020,000	4.2	$ 0.60	4,020,000	4.2

Stock-based compensation expense

Pursuant to the granting the options in the current period, stock-based compensation expenses had been determined using a Black-Scholes option pricing model assuming no dividends were paid, a weighted average volatility of 56.6% over an expected life of five years and a weighted average annual risk free rate of 3.93%.

Based on the above assumptions the average fair value for each option is $0.83193; accordingly $1,555,709 of stock-based compensation has been recorded in the statement of operations.

Stream Communications Network & Media Inc.
Notes to Consolidated Financial statements
(unaudited)
June 30, 2005
(in Canadian dollars)

8. **CAPITAL STOCK (continued)**

(e) Warrants

The changes in warrants were as follows:

	Number of warrants	Number of common shares permitted to be purchased	Weighted average price per share	Expiry date	Fair value of Warrants
Outstanding December 31, 2004:	3,126,579	2,976,579	$ 1.84	28-Dec-05	$ 2,025,447
Expired	-	-	-		-
Exercised	-	-	-		-
Total Balance June 30, 2005	3,126,579	2,976,579	$ 1.84		$ 2,025,447
Outstanding June 30, 2005:					
	300,000	150,000	$ 1.80	28-Dec-05	$ 103,962
	2,701,579	2,701,579	1.80	28-Dec-05	1,872,405
	125,000	125,000	2.25 USD	28-Dec-05	49,080
Total Balance June 30, 2005	3,126,579	2,976,579			$ 2,025,447

9. **FINANCIAL INSTRUMENTS**

(a) Fair Value

Financial instruments consist of cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued liabilities, the fair value of which are considered to approximate their carrying value due to their short-term maturities or ability of prompt liquidation.

(b) Credit Risk

The Company is exposed to credit risk only with respect to uncertainties as the timing and amount of collectibility of accounts receivable. The Company mitigates credit risk through standard credit and reference checks.

(c) Currency Risk

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The Company had the following financial assets and liabilities in foreign currencies:

	June 30, 2005		December 31, 2004	
	Polish zlotys	$USD	Polish zlotys	$USD
Exchange rates to the Canadian dollar	2.7267	0.8303	2.4898	0.8142
Cash	424,776	94.26	871,011	-
Accounts receivable	806,280	-	630,975	-
Accounts payable	4,070,304	507,313	3,781,290	507,313
Due to related parties	-	3,603,718	-	-
Long term debt	2,030,496	-	2,028,457	-

10. **CONTINGENCY**

The company has received invoices from a creditor for amounts due for work performed in regards to an IPO on the Warsaw exchange in 2003. The amount claimed is US$3,145,885 of which $NIL has been accrued at June 30, 2005 (December 31, 2004 - $NIL). The Company is of the opinion that these amounts are due if the IPO on the Warsaw Exchange is completed.

11. **SUBSEQUENT EVENTS**

The Company has been raising funds pursuant to a private placement, subject to repricing until August 31, 2005. A price was set at $0.60 USD per share with a one-half warrant to purchase additional shares at $0.80 USD wherein some 2,052,600 shares have been issued. Additional shares may have to be issued.

12. **OFFICERS AND DIRECTORS**

Iwona Kozak - President and Director
Adam Wojcik - Chief Operating Officer and Director
Casey Forward - Chief Financial Officer and Director
Michael Young - Corporate Secretary and Director
Robert Wussler- Director, Chairman
Robert Wooldridge - Director, Chairman of the Audit Committee